UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CounterPath Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22228P 10 4

(CUSIP Number)

August 2, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 10 4

1.	Names of Reporting Persons. BCE Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 6,602,883

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 6,602,883

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,602,883

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.12%

12.	Type of Reporting Person (See Instructions) CO

Page 2 of 10 Pages

CUSIP No. 22228P 10 4

1.	Names of Reporting Persons. Bell Canada[1]

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 6,602,883

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 6,602,883

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,602,883

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.12%

12.	Type of Reporting Person (See Instructions) CO

__________________________
1 Bell Canada is a direct, wholly-owned subsidiary of BCE Inc.

Page 3 of 10 Pages

Item 1.

(a)	Name of Issuer: CounterPath Corporation

(b)	Address of Issuer’s Principal Executive Offices: 300—505 Burrard Street, Vancouver, British Columbia, Canada, V7X 1M3

Item 2.

(a)	Name of Person Filing: BCE Inc.

(b)	Address of Principal Business Office or, if none, Residence: 1000 de La Gauchetiere Ouest Corporate Secretary’s Office Suite 4100 Montreal, Quebec H3B 5H8

(c)	Citizenship: Canadian

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 22228P 10 4

(a)	Name of Person Filing: Bell Canada

(b)	Address of Principal Business Office or, if none, Residence: 1000 de La Gauchetiere Ouest Corporate Secretary’s Office Suite 4100 Montreal, Quebec H3B 5H8

(c)	Citizenship: Canadian

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 22228P 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

Page 4 of 10 Pages

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,602,883(1).

(b)	Percent of class: 7.12%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-.

(ii)	Shared power to vote or to direct the vote: 6,602,883(1).

(iii)	Sole power to dispose or to direct the disposition of: -0-.

(iv)	Shared power to dispose or to direct the disposition of: 6,602,883(1).

     (1) Calculated on the basis of 89,591,803 Shares outstanding as of August 2, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           See Exhibit B.

Item 8.	Identification and Classification of Members of the Group.

           Not Applicable.

Page 5 of 10 Pages

Item 9.	Notice of Dissolution of Group.

           Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 10 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCE INC. Dated: October 18, 2007	By:	/s/ Martine Turcotte

		Name: Title:	Martine Turcotte Chief Legal Officer

BELL CANADA Dated: October 18, 2007	By:	/s/ Martine Turcotte

		Name: Title:	Martine Turcotte Chief Legal Officer

Page 7 of 10 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit
A	Joint Filing Agreement, dated October 18, 2007
B	Item 7 Information

Page 8 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of CounterPath Corporation and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: October 18, 2007

BCE INC.
By:	/s/ Martine Turcotte

	Name: Title:	Martine Turcotte Chief Legal Officer

BELL CANADA
By:	/s/ Martine Turcotte

	Name: Title:	Martine Turcotte Chief Legal Officer

Page 9 of 10 Pages

EXHIBIT B

The Schedule 13G to which this attachment is appended is filed by BCE Inc. on behalf of the following subsidiaries:

Bell Canada